FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
For the month March 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 30, 2016 the Registrant and 3PEAK, Inc. Announce Further Collaboration and Dual Sourcing at TowerJazz Panasonic Semiconductor Co.’s Fab in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 30, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and 3PEAK, Inc. Announce Further Collaboration and Dual Sourcing at TowerJazz Panasonic Semiconductor
Co.’s Fab in Japan

Strategic partnership and extended collaboration with 3PEAK reinforces TowerJazz’s commitment to China customers

MIGDAL HAEMEK, Israel, SUZHOU, China, and TONAMI, Japan, March 30, 2016 – TowerJazz, the global specialty foundry leader, announced today dual fab sourcing for 3PEAK, Inc., a provider of high-end analog and mixed-signal electronic products, at TowerJazz Panasonic Semiconductor Co.’s (TPSCo’s) fab in Japan. 3PEAK designs and manufactures a broad range of high performance analog integrated circuits, with emphasis on low power, low noise, and high precision. 3PEAK products are manufactured solely by TowerJazz, and have been in production in its 200mm fab in Israel for many years. Now, the companies are extending their strategic partnership with dual sourcing capabilities and 3PEAK’s products have already been qualified and are being mass produced at TPSCo’s 200mm fab in Tonami, Japan.

3PEAK provides the market and customers with analog chips of high performance, high reliability, and better cost performance. Product applications cover various fields such as: consumer markets, industrial areas, medical devices, automotive electronics, communications systems and information security, among others. 3PEAK is manufacturing its high performance analog ICs on TowerJazz’s CMOS and power platforms. By using TowerJazz’s CMOS process, one of 3PEAK’s products was able to achieve 25% smaller chip size as compared to any of its competitors.

TowerJazz and TPSCo’s 0.18um power management process includes up to 60V scalable LDMOS devices as well as other advanced analog and optimized power devices like Schottky diodes, etc., needed in today’s complex power management chips. It also includes industry leading RF and thermal modeling, predictive parasitic extraction switch, high voltage ESD solutions, optimized 5V and 1.8V digital cell libraries for “digital intensive” designs. Continuous investment into the technology and further decrease of Rdson of LDMOS devices further improve efficiency and form factor required for high power applications.  TowerJazz’s standard logic process adds simplicity and accuracy to analog and mixed-signal designs achieving cost-effective solutions.

“Their exceptional support, combined with their superior technology is the reason TowerJazz is our sole vendor of choice. TowerJazz’s advanced power platform enables excellent analog performance and has made it possible for 3PEAK to win the market with our highly competitive products,” said Dr. Joe Zhou, CEO, 3PEAK, Inc. “We are pleased to further our relationship with TowerJazz, taking advantage of their ability to ensure capacity with dual sourcing capabilities through TPSCo’s Japan fabs. In 2015, 3PEAK’s IC shipments increased 35% compared with 2014. With dual sourcing capabilities, we expect to have an increase of 200% in 2016.”

“3PEAK’s commitment to solely manufacture its devices at TowerJazz’s fabs is a testimony to our world class design enablement and superior power and analog technologies. We have offered our manufacturing capabilities to 3PEAK for many years at our fab in Israel and now we are pleased to offer dual sourcing in Japan at TPSCo, providing assuredness of supply and a closer proximity to China,” said Mr. Todd Mahlen, Vice President of Asia Pacific Sales and China Business Development, TowerJazz.

About 3PEAK
3PEAK Inc. designs and manufactures high-end analog and mixed-signal electronic products. Headquartered in the Suzhou Industrial Park in China, its operations also include an R&D center in Shanghai, as well as sales and FAE support in ten cities around China. By combining its advanced design technology with market demand, 3PEAK provides both IC products and solutions with extremely high performance/price ratio to its customers. Major products are in the area of power management, such as operational amplifiers, video filters, audio line drivers, ADC, and DAC, among others. These products can be widely used in consumer electronics, industrial, medical and automobile applications. For more information, visit www.3peakic.com.cn.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect the businesses of Tower, Jazz, and/or Maxim is included under the heading "Risk Factors" in (i) Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority, (ii) Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, and (iii) Maxim's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. These forward-looking statements speak only as of the date hereof. Tower, Jazz, and Maxim do not intend to update, and expressly disclaim any obligation to update; the information contained in this release except as may be required by law.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com